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   As filed with the Securities and Exchange Commission on November 17, 2000

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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549

                                   Schedule TO

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                (Amendment No. 2)

                                ADAC Laboratories

                       (Name of Subject Company (Issuer))

                     Philips Medical Acquisition Corporation

                          a Wholly Owned Subsidiary of

                            Philips Holding USA Inc.

                          a Wholly Owned Subsidiary of

                      Koninklijke Philips Electronics N.V.

                            (Names of Filing Persons)

                                  COMMON STOCK,
                                  NO PAR VALUE

                         (Title of Class of Securities)

                                    005313200

                      (CUSIP Number of Class of Securities)

                                William E. Curran
                                   President
                            Philips Holding USA Inc.
                          1251 Avenue of the Americas
                            New York, New York 10020

                 (Name, address, and telephone numbers of person
               authorized to receive notices and communications on
                            behalf of filing persons)

                                 with a copy to:

                              Matthew G. Hurd, ESQ.
                               Sullivan & Cromwell
                                125 Broad Street
                          New York, New York 10004-2498
                                 (212) 558-4000


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--------------------------------------------------------------------------------

                            CALCULATION OF FILING FEE

               Transaction valuation(1)             Amount of filing fee
                   $489,852,842                           $97,971

--------------------------------------------------------------------------------

(1) Based on the offer to purchase all of the outstanding shares of common stock of ADAC Laboratories, together with the associated rights to purchase Series A Junior Participating Preferred Stock, at a purchase price of $18.50 per share, 21,136,116 shares outstanding and outstanding options with respect to 5,342,416 shares, in each case as of November 12, 2000.

[X]   Check the box if any part of the fee is offset as provided by
Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $97,971
Form or Registration No.: 005-32403
Filing Party: Koninklijke Philips Electronics N.V.
Date Filed: November 14, 2000

[ ]      Check the box if the filing relates solely to preliminary
communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]    third-party tender offer subject to Rule 14d-1.
[ ]    issuer tender offer subject to Rule 13e-4.
[ ]    going-private transaction subject to Rule 13e-3.
[ ]    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:[ ]

         The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby incorporated by reference in response to all the items of this Schedule TO, except as otherwise set forth below.

Item 4.  Terms of the Transaction.

Item 4 of this Schedule TO is hereby amended and supplemented to include the following as the final paragraph of Section 13 of the Offer to Purchase entitled "Certain Conditions of the Offer":

On November 17, 2000, ADAC Laboratories ("ADAC") advised Koninklijke Philips Electronics N.V. that the merger of a subsidiary of Cerner Corporation with and into ADAC Healthcare Information Systems, Inc. ("HCIS") became effective thereby making HCIS a subsidiary of Cerner Corporation and satisfying one of the conditions to the Offer.

Item 11.  Additional Information.

Item 11 of this Schedule TO is hereby amended and supplemented to include the following as the final paragraph of Section 15 of the Offer to Purchase entitled "Certain Legal Matters":

On November 15, 2000, ADAC advised Koninklijke Philips Electronics N.V. that three class action complaints were filed in the Superior Court of the State of California on November 13, 2000, in and for the County of Santa Clara, against ADAC and its current directors. The three class actions are Sidney Olmsted v. ADAC Laboratories, et al.; Joel Gerber v. ADAC Laboratories, et al; and Boris Rimensberger v.ADAC Laboratories, et al. The complaints allege that defendants breached their fiduciary duties to ADAC's shareholders in connection with the negotiation and execution of the Merger Agreement. Each complaint seeks declaratory and injunctive relief including enjoining the Merger, rescinding the Agreement and Plan of Merger and related documents, directing the individual defendants to obtain a transaction in the best interest of ADAC's shareholders until the process for the sale or auction of ADAC is completed, and costs and attorneys' fees. Copies of each complaint are attached hereto as Exhibits 99(a)(8), 99(a)(9) and 99(a)(10). The Company and the individual directors believe that the actions are without merit, and intend to defend them vigorously.

The above summary is qualified in its entirety by reference to the Complaints, copies of which are attached as Exhibits 99(a)(8), 99(a)(9) and 99(a)(10) to this Schedule TO and incorporated herein by reference.

Item 12.    Exhibits.

         The following are attached as exhibits to this Schedule TO:

99(a)(8)(+)  Complaint in Sidney Olmsted v. ADAC Laboratories, et al., No.
             CV793923, Superior Court of the State of California, County of Santa Clara.
99(a)(9)(+)  Complaint in Gerber v. ADAC Laboratories, et al., No. CV793924,
             Superior Court of the State of California, County of Santa Clara. 99(a)(10)(+) Complaint in Boris Rimensberger v. ADAC Laboratories, et al. No.
             CV793928, Superior Court of the State of California, County of Santa Clara.

(+) Filed as Exhibits 8, 9 and 10 to ADAC Laboratories'
    Amendment No. 2 to its Schedule 14D-9.


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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                    PHILIPS MEDICAL ACQUISITION CORPORATION

                                    By: /s/ WILLIAM E. CURRAN
                                    --------------------------------------------
                                    Name: William E. Curran
                                    Title:  President and Director

                                    PHILIPS HOLDING USA INC.

                                    By: /s/ WILLIAM E. CURRAN
                                    --------------------------------------------
                                    Name: William E. Curran
                                    Title:  Chairman, President and Director

                                    KONINKLIJKE PHILIPS ELECTRONICS N.V.

                                    By: /s/ COR BOONSTRA
                                    --------------------------------------------
                                    Name: Cor Boonstra
                                    Title:  President, Chairman of the Board of
                                            Management and the Group Management
                                            Committee

                                    By: /s/ JAN H.M. HOMMEN
                                    --------------------------------------------
                                    Name: Jan H.M. Hommen
                                    Title:  Executive Vice-President, Chief
                                            Financial Officer, Member of the
                                            Board of Management and the Group
                                            Management Committee

Date: November 17, 2000

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                  EXHIBIT INDEX


  EXHIBIT
   NUMBER         EXHIBIT DESCRIPTION
------------      -------------------

99(a)(8)(+)     Complaint in Sidney Olmsted v. ADAC Laboratories, et al., No.
                CV793923, Superior Court of the State of California, County
                of Santa Clara.
99(a)(9)(+)     Complaint in Gerber v. ADAC Laboratories, et al., No. CV793924,
                Superior Court of the State of California, County of Santa
                Clara.
99(a)(10)(+)    Complaint in Boris Rimensberger v. ADAC Laboratories, et al. No.
                CV793928, Superior Court of the State of California, County of
                Santa Clara.



(+) Filed as Exhibits 8, 9 and 10 to ADAC Laboratories'
    Amendment No. 2 to its Schedule 14D-9.